Exhibit 99.1

Aracruz Celulose S.A.

Consolidated Financial Information

as of March 31, 2005 and 2004 and Report
of Independent Registered Public
Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Directors and Stockholders

Aracruz Celulose S.A.

1.                   We have reviewed the accompanying consolidated balance sheet of Aracruz Celulose S.A. and subsidiaries (“the Company”) as of March 31, 2005 and the related consolidated statements of income, changes in stockholders’ equity and cash flows for the three-month periods ended March 31, 2005 and 2004, all expressed in United States dollars. These interim financial statements are the responsibility of the Company’s management.

2.                   We conducted our reviews in accordance with standards of the Public Company Accounting Oversight Board (United States). A review of interim financial statements consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with standards of the Public Company Accounting Oversight Board (United States), the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

3.                   Based on our review, we are not aware of any material modifications that should be made to such interim financial statements for them to be in conformity with accounting principles generally accepted in the United States of America.

Vitória, Brazil, April 8, 2005

Aracruz Celulose S.A.

Consolidated Balance Sheets

(Expressed in thousands of United States dollars, except number of shares)

Assets	March 31, 2005	December 31, 2004
	(Unaudited)

Current assets
Cash and cash equivalents	85,142	36,474
Short – term investments	433,746	412,110
Accounts receivable	201,558	208,336
Inventories, net	139,226	126,220
Deferred income tax, net	13,310	9,853
Recoverable income and other taxes	31,278	36,984
Other current assets	6,013	3,136

	910,273	833,113

Property, plant and equipment, net	2,108,271	2,133,896

Investment in affiliated company	278,901	273,890
Goodwill	207,050	207,050

Other assets
Long-term Investments	1,594	1,601
Advances to suppliers	54,665	50,685
Deposits for tax assessments	17,079	17,369
Recoverable income and other taxes	2,570	6,675
Other	5,140	5,379

	81,048	81,709

Total Assets	3,585,543	3,529,658

Aracruz Celulose S.A.

Consolidated Balance Sheets

(Expressed in thousands of United States dollars, except number of shares)

Liabilities and Stockholders’ equity	March 31, 2005	December 31, 2004
	(Unaudited)

Current liabilities
Suppliers	48,829	52,869
Payroll and related charges	10,213	15,486
Income and other taxes	40,427	42,123
Current portion of long-term debt
Related party	51,731	51,567
Other	148,146	89,706
Short-term debt - export financing and other		3,767
Accrued finance charges	9,469	7,894
Interest on stockholders’ equity payable	790	10,433
Other accruals	7,213	961

	316,818	274,806
Long-term liabilities
Long-term debt
Related party	166,058	178,588
Other	998,191	1,044,140
Deferred income tax, net	47,196	50,645
Tax assessments and litigation contingencies (Note 7)	136,907	130,846
Suppliers	14,134	14,118
Other	21,311	21,928

	1,383,797	1,440,265

Minority interest	284	300

Stockholders’ equity
Share capital - no-par-value shares authorized, issued and outstanding
Preferred stock
Class A – 2005 and 2004 – 38,022,178 shares	31,105	31,105
Class B - 2005 and 2004 – 539,141,243 shares	583,391	583,391
Common stock – 2005 and 2004 - 455,390,699 shares	297,265	297,265
Treasury stock
Class B preferred stock – 2005 and 2004 - 1,378,000 shares and Common stock – 483,114 shares	(2,288)	(2,288)

Total share capital	909,473	909,473

Appropriated retained earnings	616,785	619,527
Unappropriated retained earnings	358,386	285,287

	1,884,644	1,814,287

Total Liabilities and Stockholders’ equity	3,585,543	3,529,658

The accompanying notes are an integral part of these consolidated financial statements.

Aracruz Celulose S.A.

Consolidated Statements of Income

(Expressed in thousands of United States dollars, except

number of shares and per-share amounts)

(Unaudited)

	Three-month period ended March 31,
	2005	2004
Operating revenues
Sales of eucalyptus pulp
Domestic	13,296	12,397
Export	326,520	270,185
	339,816	282,582

Sales taxes and other deductions	42,997	27,369

Net operating revenues	296,819	255,213

Operating costs and expenses
Cost of sales	168,412	156,835
Selling	14,798	11,703
Administrative	6,955	7,267
Other, net	5,335	3,208

	195,500	179,013

Operating income	101,319	76,200

Non-operating (income) expenses
Equity in results of affiliated company	989	1,918
Financial income	(23,113)	(10,671)
Financial expenses	29,932	28,298
(Gain) loss on currency remeasurement, net	1,442	(264)
Other, net	(39)	15

	9,211	19,296

Income before income taxes	92,108	56,904

Income tax expense (benefit)
Current	28,657	7,597
Deferred	(6,906)	2,123

	21,751	9,720

Net income	70,357	47,184

	Three-month period ended March 31,
	2005	2004
Basic and diluted earnings per share
Class A preferred stock	0.07	0.05
Class B preferred stock	0.07	0.05
Common stock	0.06	0.04

Weighted-average number of shares outstanding (thousands)
Class A preferred stock	38,022	38,121
Class B preferred stock	537,763	537,664
Common stock	454,908	454,908

The accompanying notes are an integral part of these consolidated financial statements.

Aracruz Celulose S.A.

Consolidated Statements of Cash Flows

Expressed in thousands of United States dollars

(Unaudited)

	Three-month period ended March 31,
	2005	2004

Cash flows from operating activities
Net income	70,357	47,184
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and depletion	50,147	50,619
Equity results of affiliated company	989	1,918
Deferred income tax	(6,906)	2,123
(Gain) loss on currency remeasurement	1,442	(264)
Gain on sale of equipment	(22)	(104)
Decrease (increase) in operating assets
Accounts receivable, net	2,093	39,362
Inventories, net	(13,006)	(15,471)
Interest on short-term investments	(13,731)	(8,134)
Recoverable income taxes	9,861	1,982
Other	(2,375)	(2,538)
Increase (decrease) in operating liabilities
Suppliers	(4,229)	(18,657)
Payroll and related charges	(5,187)	(3,042)
Tax assessment and litigation contingencies	4,953	(10,172)
Accrued finance charges	1,596	1,637
Other	6,041	1,940

Net cash provided by operating activities	102,023	88,383

Cash flows from investing activities
Short – term investments	(9,403)
Proceeds from sale of equipment	22	118
Investments in affiliate	(6,000)	(15,000)
Additions to property, plant and equipment	(24,386)	(16,828)

Net cash used in investing activities	(39,767)	(31,710)

The accompanying notes are an integral part of these consolidated financial statements.

	Three-month period ended March 31,
	2005	2004
Cash flows from financing activities
Short-term debt, net	1,627	(96,643)
Long-term debt
New Borrowings
Other	25,000	121,978
Repayments
Related parties	(12,832)	(18,092)
Other	(16,271)	(67,064)
Dividends and interests on stockholders’ equity paid	(9,452)

Net cash used in financing activities	(11,928)	(59,821)

Effect of exchange rate changes on cash and cash equivalents	(1,660)	151

Increase (decrease) in cash and cash equivalents	48,668	(2,997)

Cash and cash equivalents, beginning of the period	36,474	66,284

Cash and cash equivalents, end of the period	85,142	63,287

Supplementary cash flow information
Interest paid	20,329	19,232

Income taxes paid
	9,064	9,229

The accompanying notes are an integral part of these consolidated financial statements.

Aracruz Celulose S.A.

Consolidated Statement of Changes in Stockholders’ Equity

(Expressed in thousands of United States dollars, except number of shares)

(Unaudited)

	Three-month period ended March 31, 2005		Three-month period ended March 31, 2004
	Shares	US$	Shares	US$

Share capital
Preferred stock – Class A
Balance, January 1	38,022,178	31,105	38,137,170	31,199
Conversion to Class B stock			(45,586)	(37)

Balance, March 31	38,022,178	31,105	38,091,584	31,162

Preferred stock - Class B
Balance, January 1	539,141,243	583,391	539,026,251	583,297
Conversion to Class A stock			45,586	37

Balance, March 31	539,141,243	583,391	539,071,837	583,334

Common stock
Balance, January 1 and March 31	455,390,699	297,265	455,390,699	297,265

Treasury stock
Balance, January 1 and March 31	(1,861,114)	(2,288)	(1,861,114)	(2,288)

Balance carried forward	1,030,693,006	909,473	1,030,693,006	909,473

The accompanying notes are an integral part of these consolidated financial statements.

	Three-month period ended March 31, 2005		Three-month period ended March 31, 2004
	Shares	US$	Shares	US$

Balance brought forward	1,030,693,006	909,473	1,030,693,006	909,473

Appropriated retained earnings
Investments reserve
Balance, January 1		482,013		240,509
Transfer to unappropriated retained earnings		(2,133)		(1,604)

Balance, March 31		479,880		238,905

Fiscal-incentive reserve
Balance, January 1		53,819		34,934
Transfer to unappropriated retained earnings		(238)		2,149

Balance, March 31		53,581		37,083

Legal reserve
Balance, January 1		83,695		58,803
Transfer to unappropriated retained earnings		(371)		(392)

Balance, March 31		83,324		58,411

Total balance, March 31		616,785		334,399

Unappropriated retained earnings
Balance, January 1		285,287		557,242
Net income		70,357		47,184
Transfer from (to) appropriated retained earnings		2,742		(153)

Balance, March 31		358,386		604,273

Total stockholders’ equity	1,030,693,006	1,884,644	1,030,693,006	1,848,145

The accompanying notes are an integral part of these consolidated financial statements.

Aracruz Celulose S.A.

Notes to Consolidated Financial Statements

(Expressed in thousands of United States dollars, unless otherwise stated)

(Unaudited)

1                                         Summary of significant accounting policies

a)                   The unaudited consolidated financial statements of Aracruz Celulose S.A. (the “Company”) for the three-month ended March 31, 2005 and 2004 are based upon accounting policies and methods consistent with those used and described in the Company’s annual report. In the opinion of management, the said financial statements include all adjustments, consisting only of normal recurring adjustments, that are necessary for a fair presentation of the consolidated financial position, results of operations and cash flows for the interim periods presented. The results for the first three months of the year may not necessarily be indicative of the results to be expected for the entire year.

The consolidated interim financial statements do not include all the disclosures required by US GAAP and therefore should be read in conjunction with the most recent annual financial statements.

The financial information has been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”), which differ in certain respects from the statutory financial statements prepared in accordance with accounting practices adopted in Brazil.

b)                  The Company has reported its financial statements in U.S. dollars since 1994 when the U.S. Securities and Exchange Commission permitted foreign registrants to report in U.S. dollars rather than in the currency of the country in which they are incorporated.   The U.S. dollar amounts have been remeasured from Brazilian Reais (R$) in accordance with the criteria set forth in Statement of Financial Accounting Standards Nº 52 - “Foreign Currency Translation” (“SFAS 52”). The U.S. Dollar is used as the Company’s functional currency as this has been, and remains, in the opinion of the Company’s Board of Directors and Management, the currency in which it principally operates as well as being the Company’s primary unit of economic measure.     Translation gains and losses are recognized in the income statement, rather than in shareholders’ equity; and non-monetary assets and liabilities (such as inventory and fixed assets) are converted at the historical exchange rate rather than at the end of period exchange rate.

2                                         Income Taxes

Income taxes in Brazil comprise federal income tax and social contribution (which is an additional federal income tax). The deferred tax balances at each period are computed at the rates to be in force in the subsequent years and the current tax balances at each period include taxes to be paid currently. The statutory enacted rates applicable for federal income tax and social contribution were 25% and 9%, respectively, which represented an aggregate rate of 34%, for both 2005 and 2004.

The amounts reported as income tax expense in the consolidated statements of income are reconciled to the statutory rates as follows:

	Three-month period ended March 31,
	2005	2004

Income before income taxes	92,108	56,904

Federal income tax and social contribution at statutory rates	31,317	19,347
Adjustments to derive effective tax rate:
Effects of differences in remeasurement from reais to U.S. dollars, using historical exchange rates and indexing for tax purposes:
Depreciation on difference in asset basis	5,160	3,079
Translation effect for the period	(1,842)	(1,810)
Fiscal incentive – income tax (*)		(2,149)
Results in subsidiaries with different tax rates	(13,305)	(9,033)
Others	421	286

Income tax expense in the consolidated statements of income	21,751	9,720

(*)  See note 8.

The major components of the deferred tax accounts in the balance sheet are as follows:

	March, 31 2005	December, 31 2004

Assets (liabilities)

Deductible temporary differences	33,351	29,835
Other capitalized investments	(80,547)	(80,480)
Unrealized profits on intercompany transactions	13,310	9,853

	(33,886)	(40,792)

Current assets	13,310	9,853

Long-term liabilities	(47,196)	(50,645)

Although realization of net deferred tax assets is not assured, management believes that such realization is more likely than not to occur and, therefore, has not recognized any valuation allowances.

3                                         Accounts receivable, net

	March, 31 2005	December, 31 2004
Customers - pulp sales
Domestic	6,391	9,829
Export	181,357	185,505
Advances to suppliers	1,398	786
Other	16,267	16,078

	205,413	212,198
Allowance for doubtful accounts	(3,855)	(3,862)

Total, net	201,558	208,336

At March 31, 2005, two customers accounted for 60% of total customer receivables (45.8% at December 31, 2004) and no others accounted for more than 10%.

4                                         Inventories, net

	March, 31 2005	December, 31 2004

Finished products	82,743	70,128
Raw materials	18,086	17,948
Spare parts and maintenance supplies, less allowance for loss of US$ 562 (December 2004 – US$ 562)	38,397	38,144

	139,226	126,220

5                                         Loans and Financing

(a)                                  Short-term debt - export financing and other

At March 31, 2005, there is no outstanding balance of short-term debt (US$ 3.8 million as of December 31, 2004).

(b)                                  Long-term debt

	March, 31 2005	December, 31 2004

Denominated in Brazilian currency – BNDES term loans with varying interest rates; principally the “Long-term Interest Rate” (TJLP) plus 7.8% to 9.3% (2004 – 7.8% to 9,3%), due 2005 to 2009	181,616	195,403

Denominated in foreign currencies
BNDES Term loans – 10.44% (2004 – 10,41%), due 2005 to 2009	36,174	38,519
International Finance Corporation (IFC) - 5.44% to 5.62% due 2007 to 2014	50,000	25,000
Securitization of export receivables – 5.98% to 7.05% (2004 – 5.98% to 7.05%) due 2005 to 2012	770,990	783,500
Import financing – 2.89% to 7.08% (2004 – 2,06% to 7.08%), due 2005 to 2007	10,346	10,346
Pre-export financing – 3,49% to 5,37% (2004 - 2.42% to 4.80%) due 2005 to 2010	315,000	315,000

	1,182,510	1,172,365

Total	1,364,126	1,367,768
Less current maturities	(199,877)	(145,040)

	1,164,249	1,222,728

The long-term portion of the Company’s debt at March 31, 2005 becomes due in the following years:

2006	173,008
2007	338,569
2008	268,373
2009	140,400
2010 and thereafter	243,899

Total	1,164,249

6                                         Stockholders’ equity

Stockholders’ equity included in the financial information presented herein differs from that included in the Company’s statutory accounting records as a result of differences between the variations in the US dollar exchange rate and in the indexes mandated, in previous years, for indexation of the statutory financial statements, and of adjustments made to reflect the requirements of US GAAP. Brazilian law permits the payment of cash dividends only from unappropriated retained earnings and certain reserves registered in the Company’s statutory accounting records.

At March 31, 2005, the statutory reserves available for distribution as dividends, upon approval by the Company’s stockholders, amounted to the equivalent of US$ 559 million.

Basic and diluted earnings per share

Basic and diluted earnings per share (“EPS”) as of March 31, 2005 and 2004 as presented in the Company’s statement of income, have been calculated on the following basis taking into consideration the Dividend Allocation between Class A and Class B preferred stock and common stock as discussed below:

Class A preferred stock may be converted into Class B preferred stock at any time at the option of the stockholder. Preferred stock does not have voting rights but has priority in the return of capital in the event the Company is liquidated and has the right to receive cash dividends in an amount 10% higher than dividends attributable to each common stock. Stock dividends payable to Class A preferred stockholders are effected through issuance of Class B preferred stock.   Class A preferred stock has priority in the distribution of a minimum annual cash dividend equivalent to 6% of the related capital.

Additionally, in order to comply with Law 9457/97, the Company’s By-laws were changed to grant Class B preferred stock the right to receive an annual dividend in an amount that is 10% higher than dividends paid to common stockholders (the “Dividend Allocation”).

Earnings, if any, in excess of the Class A preferred stock minimum dividend will be distributed as dividends to Class B preferred stock and common stock, up to the equivalent on a per-share basis of those paid to Class A preferred stock, while maintaining the Dividend Allocation between Class B preferred stock and common stock.   Any earnings remaining for distribution thereafter are shared ratably among Class A preferred, Class B preferred and common stocks while maintaining the Dividend Allocation between Class A and Class B preferred stock and common stock. In the event that Class A preferred stock is not paid dividends for three consecutive years, holders of that stock are entitled to voting rights until the dividends in arrears for those three years are paid.

The following presents the earnings per share calculations:

	Three-month period ended March 31
	2005	2004

Net income	70,357	47,184

Less priority Class A preferred stock dividends	(385)	(354)

Less Class B preferred stock and common stock dividends up to a limit equivalent to the Class A preferred stock dividends on a per-share basis while maintaining the Dividend Ratio	(9,633)	(8,833)
Remaining net income to be equally allocated to Class A and Class B preferred stock and common stock while maintaining the Dividend Ratio	(60,339)	(37,997)

Weighted average number of shares outstanding (thousands)
Class A preferred	38,022	38,121
Class B preferred	537,763	537,664
Common	454,908	454,908

Basic and diluted earnings per share
Class A preferred	0.07	0.05
Class B preferred	0.07	0.05
Common	0.06	0.04

7                                         Contingencies and Commitments

(a)                                  Contingencies

(i)                                    Labor proceedings

At March 31, 2005, the Company had a total provision recorded for other cases of US$ 12.6 million (December 31, 2004 US$ 12.3 million ) based on the Court’s computation framework and existing labor jurisprudence and a corresponding deposit in an escrow account of US$ 5.2 million (December 31, 2004 US$ 5.6 million).

(ii)                                Fiscal proceedings

In March 1997, the Company received notification from the INSS (the Brazilian Social Security System) relating to the value of housing allowances paid to certain employees over a period of several years.  At March 31, 2005, the Company is contesting this notification and has placed approximately US$ 6.4 million in an escrow account to cover this claim. Based on the opinion of its legal advisors, Company’s management does not believe that the ultimate resolution of this matter will have a material adverse impact on the Company, and accordingly, no provision has been made therefor.

(iii)                            PIS and COFINS contributions

The Company is taking action in court against certain changes in the rates and rules for the calculation of the PIS (Social Integration Program) and COFINS (Social Fund) contributions determined by Law 9.718/98, the basis of calculation of which includes financial income and exchange and monetary variations. At March 31, 2005, the provision for contingencies included US$ 52.2 million related to PIS and COFINS on exchange gains on U.S. dollar denominated debt resulting from the appreciation of the Real against the U.S. dollar that occurred following the significant devaluation in early 1999.

After analyzing certain legal decisions on similar legal actions of other companies and their implications for Aracruz’s case, the Company decided to cancel part of the legal action, regarding the rate increase and the basis of calculation modifications (except for foreign exchange variation), and decided to pay the accrued amount in installments according to a special program of tax collection called PAES, enacted by the law 10.684/2003. As of March 31, 2005 the remaining balance amounted to US$ 21,299 (US$ 21,572 as of December, 2004) and is recorded in other current and long-term liabilities.

(iv)                               Value-Added Tax Credit

In 2002, the Company took action in court against the government of the State of Espírito Santo to confirm the legal right to use its accumulated ICMS credits arising from fixed assets, raw material and other goods acquired for utilization in the process of pulp production. As of March 31, 2005, the balance recorded as a tax asset was US$ 134 million (US$ 128 million as of December 31, 2004), of which the amount of US$ 131 million had a provision for loss (US$ 125 million as of December 31, 2004).

(vi)                               Social Contribution on profits generated by export sales

On September 10, 2003, the Company obtained a preliminary Court Order giving it the right not to pay Social Contribution on profits generated by export sales from January 2002 as well as the right to recognize the amounts of tax credits previously compensated in this regard. Pending final determination, the Company has accrued a provision of US$ 60.2 million as of March 31, 2005 (US$ 54.7 million to December 2004).

(vii)                           Environmental Regulations

The Company’s forestry and manufacturing operations are subject to both Federal and State government environmental regulations. The Company’s management believes that it is in compliance, in all material respects, with all applicable environmental regulations.

(viii)                       Others

The Company has, based on an analysis of the disputes involved and consultation with its legal counsel, recorded additional provisions in the amount of US$ 11.9 million relating to several other legal disputes and has also made deposits in the amount of US$ 5.5 million in escrow accounts.

(b)                                  Commitments

(i)                                    Indian Communities - Terms of settlement

The Company has been involved in an administrative claim regarding the enlargement of Indian reservations in an area owned by the Company. In April 1998, the Indian communities signed two Terms of Settlement recognizing the legitimacy of the Ministry of Justice Edicts 193, 194 and 195, dated March 6, 1998, that restricted expansion of the reservation to 2,571 hectares of land belonging to the Company. Additionally, the Company committed itself to a financial aid program to be implemented through social, agricultural, educational, shelter and health projects, up to an amount of approximately R$ 13.5 million (equivalent to US$ 5.1 million at March 31, 2005), monetarily restated by one of the official inflation indexes, to be disbursed within a twenty-year period, conditioned to the accomplishment of certain obligations by the Indian communities.

If the Indian communities breach any of their obligations, Aracruz will be released from the obligations defined by the Terms of Settlement. Decrees approving the enlargement of the Indian reservations have extinguished the aforementioned administrative claim. As of March 31, 2005, the Company had donated to the Indian Associations approximately R$ 9.6 million – equivalent to US$ 4.3 million (R$ 8.8 million – equivalent to US$ 4.0 million up to December 31, 2004) under the Terms of Settlement.

8                                         Fiscal incentives

The Barra do Riacho operations are located within the geographic area of ADENE (Agency for the Development of the Northeast).  Decree No. 4213, of April 16, 2002, recognizes the pulp and paper sector as a priority in the development of the region, thus entitling Aracruz to benefit from reductions in corporate income tax.

On January 9, 2004, the Company was notified by ADENE of its decision to cancel the fiscal benefits to which the Company had been entitled. Later, through Decree Nro. 065/04, of March 11, 2004 ADENE nullified this notification, agreeing with the arguments of the Company.

During 2004, notifications with the objective of annulling the related tax benefits were issued by ADENE. The latest one that ratified the tax benefit cancellation was issued on December 29, 2004 – Decree no 149/05.

Subsequently, on January 3, 2005, the Company appealed to the National Integration Ministry, Minister in charge for ADENE, complaining the tax benefit incentive maintenance and the repeal of ADENE’s decision. and through notification no 150/05 of February 18, 2005,  ADENE denied this latest legal recourse made by the company’s management.

On February 28, 2005, in connection with the nulling acts issued by ADENE in 2004, the Company received tax authorities notification requiring Aracruz to present, within a period of 5 days, documents, accounting records and explanations for fiscal years 2002 to 2004 in respect to the tax benefit incentive calculated by the Company during the related period.

In March, 2005, Aracruz formally requested the cancellation of the tax inquiry of February 28, 2005 as well as a 60 day postponement of such tax inquiry requirements.

Company’s management, based on the advice of external legal counsel, believes that ADENE’s decision does not invalidate the benefits recorded (R$ 142,858 on December 31,

2004, credited to “Capital reserve” account). Thus, no provisions for loss were booked for the amounts of the benefits recognized through those dates.

Starting January 2005 the Company has not been recognizing this benefit in the calculation of income taxes payable, as it had previously done in prior years.

9                                         Geographical information

The Company’s exports from Brazil, classified by geographic destination, are as follows:

	Three-month period ended March, 31
	2005	2004

North America	129,360	62,021
Europe	144,093	128,767
Asia	52,024	76,282
Other	1,043	3,115

Total	326,520	270,185

Sales to two unaffiliated customers represented 50% of net sales in 2005. One unaffiliated customers represented 29% 2004.  No other individual customers represented more than 10% of net sales.

*               *               *